UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

PREMIUM NICKEL RESOURCES LTD.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
74061J109

(CUSIP Number)

June 30, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74061J109	SCHEDULE 13G	Page 2 of 6 Pages

1		NAME OF REPORTING PERSONS EdgePoint Investment Group Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 37,549,531 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 37,549,531 (1)
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,549,531 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.8% (2)
12		TYPE OF REPORTING PERSON IA, FI

(1) Consists of 23,833,224 Common Shares (as defined herein) held by EdgePoint (as defined herein) and 13,716,307 Common Shares issuable upon the exercise of warrants of the Issuer (as defined herein) held by EdgePoint.

(2) The percentage set forth in Row 11 of this Cover Page is based on 185,708,588 Common Shares outstanding as of August 19, 2024, as reported on the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on August 19, 2024 plus the 13,716,307 Common Shares issuable upon the conversion of warrants of the Issuer held by EdgePoint.

CUSIP No. 74061J109	SCHEDULE 13G	Page 3 of 6 Pages

Item 1.	(a) Name of Issuer

PREMIUM NICKEL RESOURCES LTD.

Item 1.	(b) Address of Issuer’s Principal Executive Offices

Suite 3400, One First Canadian Place

P.O. Box 130

Toronto, Ontario, Canada

Item 2.	(a, b, c) Names of Person Filing, Address of Principal Business Office, Citizenship:

This Schedule 13G is being filed on behalf of EdgePoint Investment Group Inc. with respect to the Common Shares (the “Common Shares”), of Premium Nickel Resources Ltd., an Ontario corporation (the “Issuer”).

150 Bloor Street West, Suite 500

Toronto, Ontario M5S 2X9, Canada

Ontario, Canada

Item 2.	(d) Title of Class of Securities

Common Stock

Item 2.	(e) CUSIP No.:

74061J109

CUSIP No. 74061J109	SCHEDULE 13G	Page 4 of 6 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 74061J109	SCHEDULE 13G	Page 5 of 6 Pages

Item 4. Ownership

Information with respect to the Reporting Person’s ownership of the Common Stock as of June 30, 2023, is incorporated by reference to items (5) - (9) and (11) of the cover page for the Reporting Person.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11. I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

CUSIP No. 74061J109	SCHEDULE 13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 27, 2024

EdgePoint Investment Group Inc.

By:	/s/ Sayuri Childs
Sayuri Childs, Chief Compliance Officer